Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

IPC HOLDINGS AND MAX CAPITAL ANNOUNCE RECEIPT OF ALL REGULATORY

APPROVALS FOR PROPOSED AMALGAMATION

Satisfaction of all Material Conditions Clears the Way for Shareholder Vote

Hamilton, Bermuda – May 14, 2009 – IPC Holdings, Ltd. (NASDAQ: IPCR) and Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH) announced today that the companies have satisfied all of the regulatory conditions required to complete the amalgamation agreement between IPC and Max.

The companies noted that the following conditions had been satisfied with respect to (and in accordance with) the IPC-Max Amalgamation Agreement:

•	Approvals from the insurance commissioners of the states of Indiana and Delaware;

•	IPC’s registration statement on Form S-4 was declared effective by the U.S. Securities and Exchange Commission;

•	Notification from the Irish Competition Authority approving the proposed amalgamation;

•

Notices from the Council and Society of Lloyd’s, the Monetary Authority of Singapore, the U.K. Financial Services Authority and the Irish Financial Services Regulatory Authority, that each of them has approved or acknowledged the proposed amalgamation; and

•	Early termination of the Hart-Scott-Rodino waiting period granted by the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice.

As noted above, completion of the amalgamation is also subject to approval of both IPC’s and Max’s shareholders, as well as other customary conditions. With all regulatory approvals met, once shareholder approvals are obtained at the shareholder meetings, IPC and Max anticipate closing the transaction immediately after their June 12 annual general meetings.

Kenneth L. Hammond, Chairman of IPC’s Board of Directors said: “The IPC Board is pleased with this result and strongly believes that the combination with Max will create an industry leader with a diversified, balanced global underwriting platform. IPC and Max have a fully negotiated transaction with compelling strategic benefits and superior value for IPC shareholders. We urge IPC shareholders to vote the white proxy card for all the proposals associated with the merger.”

W. Marston (Marty) Becker, Chairman and Chief Executive Officer of Max Capital Group Ltd., added: “We are very pleased that we are now in a position to close the amalgamation quickly upon the receipt of shareholder approval. Obtaining the final required regulatory approvals and the ruling from the Bermuda Supreme Court have set the stage for a simple choice for both sets of shareholders.”

The IPC/Max combination is expected to provide a diversified and balanced platform for growth that should drive stronger performance and value for shareholders of both companies.

The Boards of Directors of both IPC and Max recommend that shareholders vote “FOR” the proposals relating to the IPC/Max transaction at each company’s upcoming shareholder meeting.

Copies of the joint proxy statement/prospectus as well as a summary thereof and an updated investor presentation, detailing the benefits of the transaction, are available on the companies’ corporate website’s at www.maxcapgroup.com and www.ipcre.com.

IPC shareholders with questions about the IPC/MAX transaction, or who need assistance in voting their shares, may call the company’s proxy solicitor, Innisfree M&A Incorporated, toll-free at (877) 825-8621 or call collect at (212) 750-5834.

Max shareholders with questions about the IPC/Max transaction, or who need assistance in voting their shares, may call the company’s proxy solicitor, MacKenzie Partners, Inc, toll-free at (800) 322-2885 or collect at (212) 929-5500.

About Max Capital Group Ltd.

Operating from offices in Bermuda, Ireland, the USA and at Lloyd’s, Max Capital is a global enterprise dedicated to providing diversified specialty insurance and reinsurance products to corporations, public entities, property and casualty insurers and life and health insurers.

About IPC Holdings, Ltd.

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This filing includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This filing contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this filing should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this filing.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This filing relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. This filing is not a substitute for the definitive joint proxy statement/prospectus or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on April 27, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

Max Capital Group Ltd.

Susan Spivak Bernstein

+1-212-898-6640

Kekst and Company

Roanne Kulakoff or Peter Hill

+1-212-521-4800

IPC Holdings, Ltd.

Media

The Abernathy MacGregor Group

Chuck Burgess, Mike Pascale or Allyson Morris

+1-212-371-5999

Investors

Innisfree M&A Inc.

Arthur Crozier

+1-212-750-5833